UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2020
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2020

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2020	2019
	$	$
Revenues (notes 5 and 8)	312,401	336,637
Voyage expenses	(38,770)	(34,066)
Vessel operating expenses (note 8)	(105,332)	(101,219)
Time-charter hire expenses	(12,475)	(12,453)
Depreciation and amortization	(78,501)	(89,466)
General and administrative (notes 8 and 13)	(19,798)	(16,992)
Write-down and loss on sale of vessels (notes 3 and 15)	(156,292)	—
Goodwill impairment (note 17)	(2,032)	—
Restructuring charge	(900)	—
Operating (loss) income	(101,699)	82,441

Interest expense (notes 6, 8 and 9)	(48,469)	(52,414)
Interest income	667	1,070
Realized and unrealized loss on derivative instruments (note 9)	(90,923)	(31,390)
Equity (loss) income	(5,144)	886
Foreign currency exchange loss (note 9)	(3,555)	(568)
Other expense - net	(328)	(354)
Loss before income tax expense	(249,451)	(329)
Income tax expense (note 10)	(4,365)	(2,269)
Net loss	(253,816)	(2,598)

Non-controlling interests in net loss	(11,025)	285
Preferred unitholders' interest in net loss (note 12)	8,038	8,038
General Partner’s interest in net loss	(1,903)	(83)
Limited partners' interest in net loss	(248,926)	(10,838)
Limited partners' interest in net loss per common unit
'- basic (note 12)	(0.61)	(0.03)
'- diluted (note 12)	(0.61)	(0.03)
Weighted-average number of common units outstanding
- basic	411,148,991	410,342,692
- diluted	411,148,991	410,342,692
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Net loss	(253,816)	(2,598)
Other comprehensive loss
Amounts reclassified from accumulated other comprehensive loss
To interest expense:
Realized gain on qualifying cash flow hedging instruments (note 9)	(208)	(133)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(255)	(41)
Other comprehensive loss	(463)	(174)
Comprehensive loss	(254,279)	(2,772)
Non-controlling interests in comprehensive loss	(11,025)	285
Preferred unitholders' interest in comprehensive loss	8,038	8,038
General and limited partners' interest in comprehensive loss	(251,292)	(11,095)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2020	2019
	$	$
ASSETS
Current
Cash and cash equivalents	203,725	199,388
Restricted cash (note 16)	23,053	17,798
Accounts receivable, including non-trade of $43,223 (December 31, 2019 - $34,468)	214,169	204,020
Vessels held for sale (notes 3 and 15)	5,100	15,374
Prepaid expenses	31,455	29,887
Other current assets (notes 3b, 5 and 9)	11,897	7,467
Total current assets	489,399	473,934
Restricted cash - long-term (note 16)	—	89,070
Vessels and equipment
At cost, less accumulated depreciation of $1,270,437 (December 31, 2019 - $1,666,582)	3,526,920	3,511,758
Advances on newbuilding contracts (note 11c)	170,419	257,017
Investment in equity accounted joint ventures (note 14)	214,198	234,627
Deferred tax asset	4,230	7,000
Other assets (notes 3b, 5, 7 and 9)	237,408	220,716
Goodwill	127,113	129,145
Total assets	4,769,687	4,923,267
LIABILITIES AND EQUITY
Current
Accounts payable (note 11)	71,894	56,699
Accrued liabilities (notes 9 and 13)	134,418	140,976
Deferred revenues (note 5)	70,709	53,728
Due to related parties (notes 8c and 8d)	50,000	20,000
Current portion of derivative instruments (note 9)	206,232	18,956
Current portion of long-term debt (note 6)	384,220	353,238
Other current liabilities (note 7)	13,082	14,793
Total current liabilities	930,555	658,390
Long-term debt (note 6)	2,796,117	2,825,712
Derivative instruments (note 9)	38,805	143,222
Other long-term liabilities (notes 3, 5, 7 and 11)	199,620	223,877
Total liabilities	3,965,097	3,851,201
Commitments and contingencies (notes 6, 9 and 11)
Equity
Limited partners - common units (nil and 411.1 million units issued and outstanding at March 31, 2020 and December 31, 2019, respectively) (notes 12 and 13)	—	505,394
Limited partners - Class A common units (5.2 million and nil units issued and outstanding at March 31, 2020 and December 31, 2019, respectively) (notes 12 and 13)	4,914	—
Limited partners - Class B common units (405.9 million and nil units issued and outstanding at March 31, 2020 and December 31, 2019) (notes 12 and 13)	382,367	—
Limited partners - preferred units (15.8 million units issued and outstanding at March 31, 2020 and December 31, 2019)	384,274	384,274
General Partner	11,264	12,164
Warrants (note 12)	—	132,225
Accumulated other comprehensive income	3,947	4,410
Non-controlling interests	17,824	33,599
Total equity	804,590	1,072,066
Total liabilities and total equity	4,769,687	4,923,267
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(253,816)	(2,598)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss on derivative instruments (note 9)	83,849	27,243
Equity loss (income), net of dividends received of $15,495 (2019 - nil)	20,639	(886)
Depreciation and amortization	78,501	89,466
Write-down and loss on sale of vessels (note 15)	156,292	—
Goodwill impairment (note 17)	2,032	—
Deferred income tax expense (note 10)	2,229	570
Amortization of in-process revenue contract	—	(15,062)
Expenditures for dry docking	(2,773)	(3,184)
Other	1,644	(3,369)
Change in non-cash working capital items related to operating activities	(18,740)	6,382
Net operating cash flow	69,857	98,562
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	72,015	40,356
Scheduled repayments of long-term debt and settlement of related swaps (notes 6 and 9)	(74,217)	(104,441)
Financing issuance costs	(512)	—
Proceeds from financing related to sales and leaseback of vessels (note 11c)	11,900	—
Proceeds from credit facility due to related parties (note 8d)	30,000	—
Cash distributions paid by the Partnership	(8,038)	(8,038)
Cash distributions paid by subsidiaries to non-controlling interests	(4,750)	(2,251)
Other	—	(614)
Net financing cash flow	26,398	(74,988)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts	(196,758)	(68,014)
Proceeds from sale of vessels and equipment	15,060	—
Investment in equity accounted joint ventures	(465)	—
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(175,733)	(68,014)
Decrease in cash, cash equivalents and restricted cash	(79,478)	(44,440)
Cash, cash equivalents and restricted cash, beginning of the period	306,256	233,580
Cash, cash equivalents and restricted cash, end of the period	226,778	189,140
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2019	—	—	—	—	411,149	505,394	15,800	384,274	132,225	12,164	4,410	33,599	1,072,066
Exchange of equity instruments (note 13)	5,217	6,413	405,932	498,981	(411,149)	(505,394)	—	—	—	—	—	—	—
Net loss	—	(3,158)	—	(245,768)	—	—	—	8,038	—	(1,903)	—	(11,025)	(253,816)
Other comprehensive loss (note 9)	—	—	—	—	—	—	—	—	—	—	(463)	—	(463)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Equity based compensation and other (note 13)	—	(6)	—	(403)	—	—	—	—	—	—	—	—	(409)
Termination of warrants (note 13)	—	1,665	—	129,557	—	—	—	—	(132,225)	1,003	—	—	—
Balance as at March 31, 2020	5,217	4,914	405,932	382,367	—	—	15,800	384,274	—	11,264	3,947	17,824	804,590

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2018	410,315	883,090	15,800	384,274	132,225	15,055	7,361	37,119	1,459,124
Net loss	—	(10,838)	—	8,038	—	(83)	—	285	(2,598)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(174)	—	(174)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(2,251)	(2,251)
Equity based compensation and other (note 13)	86	874	—	—	—	(3)	—	—	871
Balance as at March 31, 2019	410,401	873,126	15,800	384,274	132,225	14,969	7,187	35,153	1,446,934
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Basis of Presentation

Effective March 24, 2020, Teekay Offshore Partners L.P. legally changed its name to Altera Infrastructure L.P.

The unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Altera Infrastructure L.P., which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on February 28, 2020. In the opinion of management of the Partnership’s general partner, Altera Infrastructure GP L.L.C. (or the general partner), these unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

2. Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaced the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 became effective for the Partnership January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the Partnership's consolidated financial statements. The Partnership will continue to monitor the impact of ASU 2016-13.

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-104), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of a reference rate reform. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Partnership is currently evaluating the effect of adopting this new guidance.

3. Fair Value Measurements and Financial Instruments

a)Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		March 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	226,778	226,778	306,256	306,256
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(240,672)	(240,672)	(163,972)	(163,972)
Foreign currency forward contracts	Level 2	(7,833)	(7,833)	575	575

Non-Recurring:
Vessels held for sale (note 15)	Level 2	5,100	5,100	15,374	15,374
Vessel and equipment (note 15)	Level 2	243,741	243,741	176,577	176,577

Other:
Long-term debt - public (note 6)	Level 1	(1,068,510)	(933,565)	(1,067,740)	(1,069,204)
Long-term debt - non-public (note 6)	Level 2	(2,111,827)	(2,140,218)	(2,111,210)	(2,136,315)
Due to related parties - current (note 8e)	Level 2	(50,000)	(49,627)	(20,000)	(19,781)
Obligations related to finance leases (note 11c)	Level 2	(33,353)	(35,700)	(21,453)	(23,800)

Vessels held for sale – In March 2020, the carrying value of the Navion Bergen shuttle tanker was written down to its estimated fair value, using appraised value, as a result of the expected sale of the vessel (see note 15).

Vessels and equipment – In March 2020, as a result of changes in market conditions and future opportunities for certain vessels, the Partnership determined that certain of these vessels were impaired and wrote down the carrying values of the vessels to their estimated fair values based on a discounted cash flow approach (see note 15).

The Partnership determined the discounted cash flows for the Petrojarl I FPSO unit using the current contract's time-charter rates, including observable inputs using the Brent crude oil forward curve, operating costs, projected future use on the existing field, projected future redeployment opportunities, and estimated residual value, discounted at an estimated market participant rate of 10%. The projected future uses take into consideration the Partnership’s projected time-charter rates that it estimates could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of this FPSO unit, current discussions with existing and potential customers, available field expansions and historical experience redeploying the FPSO unit.

The Partnership determined the discounted cash flows for the Petrojarl Varg FPSO unit using the current lay-up costs, projected future redeployment opportunities, and estimated sales price, discounted at an estimated market participant rate of 10%. The projected future uses take into consideration the Partnership’s projected time-charter rates that it estimates could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of this FPSO unit, current discussions with existing and potential customers, and historical experience redeploying the FPSO unit.

The Partnership determined the discounted cash flows for the ALP Winger and ALP Forward towage vessels using projected utilization rates and projected towage rates, discounted at an estimated market participant rate of 11%. The projected future utilization rates take into consideration the Partnership’s projected towage rates that it estimates could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of these towage vessels, current discussions with existing and potential customers, and historical experience in the towage market.

The Partnership determined the discounted cash flow for the Navion Gothenburg shuttle tanker using the current contract's bareboat rates and operating costs, projected future redeployment opportunities, and estimated residual value, discounted at an estimated market participant rate of 8%. The projected future uses take into consideration the Partnership’s projected conventional rates that it estimates could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of this shuttle tanker, and historical experience redeploying shuttle tankers.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
b)Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality and the grade of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2020	December 31, 2019
			$	$
Direct financing and sales-type leases	Payment activity	Performing	35,567	3,875

4. Segment Reporting

For the three months ended March 31, 2020, the Partnership had five (three months ended March 31, 2019 - six) reportable segments: FPSO, shuttle tanker, floating storage and off-take (or FSO), Unit for Maintenance and Safety (or UMS) and towage and offshore installation (or towage). During 2019, the Partnership redelivered its two in-chartered conventional tankers to their owners and ceased operations in the conventional tanker segment.

Adjusted EBITDA is the primary measure used by the Partnership's chief decision-maker and management for evaluating segment performance. Adjusted EBITDA is defined as net loss before interest expense (net), income tax expense, and depreciation and amortization adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes: realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity income. Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted joint ventures and excludes the non-controlling interests' proportionate share of Adjusted EBITDA from the Partnership's consolidated joint ventures. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in, its equity-accounted for joint ventures. Consequently, the cash flow generated by the Partnership’s investments in equity accounted joint ventures may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is also used by external users of the Partnership's unaudited consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements.

Three Months Ended March 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	116,204	150,003	34,897	447	10,850	—	312,401
Voyage expenses	—	(33,426)	(187)	(17)	(5,140)	—	(38,770)
Vessel operating expenses	(53,188)	(32,526)	(9,994)	(986)	(8,638)	—	(105,332)
Time-charter hire expenses	—	(12,475)	—	—	—	—	(12,475)
General and administrative(1)	(10,237)	(5,731)	(704)	(2,051)	(1,075)	—	(19,798)
Restructuring charge	(900)	—	—	—	—	—	(900)
Realized loss on foreign currency forward contracts	—	—	—	—	—	(1,303)	(1,303)
Adjusted EBITDA from equity-accounted vessels(2)	23,764	—	—	—	—	—	23,764
Adjusted EBITDA attributable to non-controlling interests	—	(3,671)	(121)	—	—	—	(3,792)
Adjusted EBITDA	75,643	62,174	23,891	(2,607)	(4,003)	(1,303)	153,795

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended March 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	136,560	137,337	34,654	1,622	21,986	4,478	—	336,637
Voyage expenses	—	(21,305)	(205)	(15)	(10,613)	(1,928)	—	(34,066)
Vessel operating (expenses) recoveries	(53,926)	(32,007)	(10,131)	1,003	(6,158)	—	—	(101,219)
Time-charter hire expenses	—	(8,790)	—	—	—	(3,663)	—	(12,453)
General and administrative(1)	(9,010)	(4,644)	(859)	(1,294)	(1,095)	(90)	—	(16,992)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,175)	(1,175)
Adjusted EBITDA from equity-accounted vessels(2)	20,796	—	—	—	—	—	—	20,796
Adjusted EBITDA attributable to non-controlling interests	—	(3,254)	(124)	—	—	—	—	(3,378)
Adjusted EBITDA	94,420	67,337	23,335	1,316	4,120	(1,203)	(1,175)	188,150
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA from equity-accounted vessels represents the Partnership's proportionate share of Adjusted EBITDA (as defined above) from its equity-accounted joint ventures.

The following table includes reconciliations of Adjusted EBITDA to net loss for the periods presented in these unaudited consolidated financial statements:

	Three Months Ended March 31,
	2020	2019
	$	$
Adjusted EBITDA	153,795	188,150
Depreciation and amortization(1)	(78,501)	(89,466)
Write-down and loss on sale of vessels(2)	(156,292)	—
Goodwill impairment(3)	(2,032)	—
Interest expense	(48,469)	(52,414)
Interest income	667	1,070
Realized and unrealized loss on derivative instruments(4)	(89,620)	(30,215)
Foreign currency exchange loss	(3,555)	(568)
Other expense - net	(328)	(354)
Expenses and losses relating to equity accounted investments(5)	(28,908)	(19,910)
Adjusted EBITDA attributable to non-controlling interests	3,792	3,378
Loss before income tax expense	(249,451)	(329)
Income tax expense	(4,365)	(2,269)
Net loss	(253,816)	(2,598)
(1)Depreciation and amortization by segment for the three months ended March 31, 2020 is as follows: FPSO $32.8 million, Shuttle Tanker $28.9 million, FSO $10.5 million, UMS $1.0 million and Towage $5.3 million (three months ended March 31, 2019 - FPSO $36.8 million, Shuttle Tanker $35.5 million, FSO $10.3 million, UMS $1.7 million and Towage $5.2 million).
(2)Write-down and loss on sale of vessels by segment for the three months ended March 31, 2020 is as follows: FPSO $99.8 million, Shuttle Tanker $27.7 million and Towage $28.8 million (see note 15).
(3)Goodwill impairment for the three months ended March 31, 2020 relates to the Towage segment (see note 17).
(4)Excludes the realized loss on foreign currency forward contracts.
(5)Includes depreciation and amortization, interest expense, interest income, realized and unrealized loss on derivative instruments, foreign currency exchange loss and income tax expense relating to equity accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted vessels as presented in the tables above as part of the results for the Partnership’s reportable segments and (b) expenses and gains (losses) relating to equity accounted investments from this table equals the amount of equity (loss) income included on the Partnership's unaudited consolidated statements of loss.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2020	December 31, 2019
	$	$
FPSO segment	1,770,065	1,913,420
Shuttle tanker segment	1,894,845	1,778,073
FSO segment	414,852	425,694
UMS segment	100,535	101,009
Towage segment	354,976	390,895
Unallocated:
Cash and cash equivalents and restricted cash	226,778	306,256
Other assets	7,636	7,920
Consolidated total assets	4,769,687	4,923,267

5. Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contracts of affreightment (or CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. During the three months ended March 31, 2020, the Partnership also generated revenues from the operation of volatile organic compounds (or VOC) systems on six of the Partnership’s shuttle tankers, and from the management of three FPSO units and one FSO unit (three months ended March 31, 2019 - VOC systems on eight of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers) on behalf of the disponent owners or charterers of these assets. For a description of these contracts, see Item 18 - Financial Statements: Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

The following tables contain the Partnership’s revenue for the three months ended March 31, 2020 and 2019, by contract type and by segment:

Three Months Ended March 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
FPSO contracts	100,932	—	—	—	—	100,932
CoAs	—	57,573	—	—	—	57,573
Time charters	—	68,768	30,428	—	—	99,196
Bareboat charters	—	8,267	3,665	—	—	11,932
Voyage charters	—	13,523	—	—	10,850	24,373
Management fees and other	15,272	1,872	804	447	—	18,395
	116,204	150,003	34,897	447	10,850	312,401

Three Months Ended March 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
FPSO contracts	122,639	—	—	—	—	—	122,639
CoAs	—	47,785	—	—	—	—	47,785
Time charters	—	72,866	30,024	—	—	—	102,890
Bareboat charters	—	8,843	3,915	—	—	—	12,758
Voyage charters	—	6,230	—	—	21,986	4,478	32,694
Management fees and other	13,921	1,613	715	1,622	—	—	17,871
	136,560	137,337	34,654	1,622	21,986	4,478	336,637

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following table contains the Partnership’s revenue by lease and non-lease contracts for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	$	$
Lease revenue
Lease revenue from lease payments of direct financing and sales type leases	730	122
Lease revenue from lease payments of operating leases	275,209	292,010
Variable lease payments - cost reimbursements(1)	3,629	2,618
Variable lease payments(2)	3,588	2,030
	283,156	296,780
Non-lease revenue
Voyage charters - towage	10,850	21,986
Management fees and other	18,395	17,871
	29,245	39,857
Total	312,401	336,637
(1)Reimbursements for vessel operating expenditures received from the Partnership’s customers relating to costs incurred by the Partnership to operate the vessel for the customer.
(2)Compensation from production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.
Contract Assets and Liabilities

Certain customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and are presented as deferred revenue until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This results in such receipts being reflected as a contract asset that is presented within other current assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in the latter periods of the arrangements. The following table presents the contract assets and contract liabilities on the Partnership's consolidated balance sheets associated with these long-term charter arrangements from contracts with customers:

	March 31, 2020	December 31, 2019
	$	$
Contract assets
Current	4,789	3,816
Non-current	70,498	74,830
	75,287	78,646

Contract liabilities
Current	70,709	53,728
Non-current	52,476	84,077
	123,185	137,805

During the three months ended March 31, 2020, the Partnership recognized revenue of $19.7 million, which was included in contract liabilities on December 31, 2019.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
6. Long-Term Debt

	March 31, 2020	December 31, 2019
	$	$
U.S. Dollar Revolving Credit Facilities due through 2024	494,800	513,200
U.S. Dollar Term Loans due through 2032	1,382,786	1,357,236
U.S. Dollar Term Loan due through 2021	38,836	42,073
U.S. Dollar Bonds due through 2024	1,075,000	1,075,000
U.S. Dollar Non-Public Bonds due through 2027	235,029	241,145
Total principal	3,226,451	3,228,654
Less debt issuance costs and other	(46,114)	(49,704)
Total debt	3,180,337	3,178,950
Less current portion	(384,220)	(353,238)
Long-term portion	2,796,117	2,825,712

As at March 31, 2020, the Partnership had two revolving credit facilities (December 31, 2019 - two), which, as at such date, provided for total borrowings of up to $494.8 million (December 31, 2019 - $513.2 million), and were fully drawn (December 31, 2019 - fully drawn). The total amount available under the revolving credit facilities reduces by $85.2 million (remainder of 2020), $66.9 million (2021), $80.3 million (2022), $53.6 million (2023) and $208.8 million (2024). One revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The other revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Altera Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership formed in 2017 to hold the Partnership’s shuttle tanker fleet) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Altera Shuttle Tankers L.L.C.'s total consolidated debt and a net debt to total capitalization ratio no greater than 75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 17 (December 31, 2019 - 17) of the Partnership’s vessels, together with other related security.

As at March 31, 2020, the Partnership had term loans outstanding secured by seven shuttle tankers (including two shuttle tanker newbuildings), two FSO units, two FPSO units, ten towage and offshore installation vessels, and the Arendal Spirit UMS, which totaled $1.4 billion (December 31, 2019 - secured by seven shuttle tankers (including four shuttle tanker newbuildings), two FSO units, two FPSO units, ten towage and offshore installation vessels, and the Arendal Spirit UMS, which totaled $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2032. As at March 31, 2020, the Partnership or a subsidiary of the Partnership had guaranteed all of these term loans.

As at March 31, 2020, two of the Partnership’s 50%-owned subsidiaries had one outstanding term loan (December 31, 2019 - one), which totaled $38.8 million (December 31, 2019 - $42.1 million). The term loan reduces over time with quarterly payments and matures in 2021. The term loan is collateralized by first-priority mortgages on the two shuttle tankers to which the loan relates, together with other related security. As at March 31, 2020, a subsidiary of the Partnership guaranteed $19.4 million of the term loan, which represents its 50% share of the outstanding term loan, and the other owner had guaranteed the remaining $19.4 million of the term loan.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $68.5 million of one tranche of the term loan for the towage and offshore installation vessels, which is fixed at 2.93%, and $108.1 million of one tranche of a term loan for two shuttle tankers and two shuttle tanker newbuildings, which is fixed at 4.55%. At March 31, 2020, the margins for variable rate facilities and loans ranged between 0.90% and 4.30% (December 31, 2019 - 0.90% and 4.30%). The weighted-average interest rate on the Partnership’s variable rate facilities and loans as at March 31, 2020 was 4.0% (December 31, 2019 - 4.3%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9), fixed rate facilities or variable rate bonds.

In October 2019, the Partnership's wholly-owned subsidiary Altera Shuttle Tankers L.L.C. issued $125.0 million in senior unsecured green bonds in the Norwegian bond market that mature in October 2024. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on LIBOR plus a margin of 6.50%. As at March 31, 2020, the carrying amount of the bonds was $125.0 million (December 31, 2019 - $125.0 million).

In July 2018, the Partnership issued, in a U.S. private placement, $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate of 8.50%. The bonds contain certain incurrence-based covenants. As at March 31, 2020, the carrying amount of the bonds was $700.0 million. Brookfield Business Partners L.P. and its institutional investors (or Brookfield) purchased $500.0 million of these bonds and as at March 31, 2020 held $411.0 million of these bonds (December 31, 2019 - $423.6 million) (see note 8e).

In August 2017, the Partnership's wholly-owned subsidiary Altera Shuttle Tankers L.L.C. issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are fixed at a rate of 7.125%. As at March 31, 2020, the carrying amount of the bonds was $250.0 million (December 31, 2019 - $250.0 million).

In September 2019, the Partnership issued $120.0 million in senior bonds in a U.S. private placement that mature in September 2027. The interest payments on the bonds are fixed at a rate of 7.107%. The bonds are collateralized by certain related security and are guaranteed

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
by the Partnership. The Partnership makes semi-annual repayments on the bonds and as at March 31, 2020, the carrying amount of the bonds was $112.8 million (December 31, 2019 - $119.0 million).

In February 2015, the Partnership issued $30.0 million in senior bonds in a U.S. private placement that mature in July 2024. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at March 31, 2020, the carrying amount of the bonds was $13.6 million (December 31, 2019 - $13.6 million).

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in January 2024 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at March 31, 2020, the carrying amount of the bonds was $108.6 million (December 31, 2019 - $108.6 million).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2020 are $311.3 million (remainder of 2020), $313.1 million (2021), $558.3 million (2022), $1,117.3 million (2023), $457.2 million (2024), and $469.3 million (thereafter).

Certain of the Partnership’s revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if the Partnership is in default or does not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and seven term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at March 31, 2020, these vessel value covenant ratios were estimated to range from 127% to 530% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage, UMS, FSO or FPSO unit markets could negatively affect these ratios.

Please read Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Cash Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at March 31, 2020, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.

7. Lease Obligations

Charters-in

The Partnership charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner will provide use of the vessel to the Partnership, as well as operate the vessel for the Partnership. A time-charter contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

The Partnership has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term.

With respect to time-charter-in contracts with an original term of more than one year, for the three months ended March 31, 2020 and 2019, the Partnership incurred $4.8 million and $8.2 million, respectively, of time-charter hire expense related to these time-charter-in contracts, of which $2.9 million and $4.9 million, respectively, were allocated to the lease component and $1.9 million and $3.3 million, respectively, were allocated to the non-lease component. The $2.9 million and $4.9 million allocated to the lease component approximates the cash paid

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three months ended March 31, 2020 and 2019, respectively. As at March 31, 2020, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts was 3.8 years and 5.29%, respectively (March 31, 2019 - 0.5 years and 5.7%, respectively).

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For the three months ended March 31, 2020 and 2019, the Partnership incurred $7.7 million and $4.2 million, respectively, of time-charter hire expense related to time-charter contracts classified as short-term leases.

A maturity analysis of the Partnership’s operating lease liabilities from time-charter-in contracts (excluding short-term leases) as at March 31, 2020 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
As at March 31, 2020	$	$	$
Payments:
April to December 2020	8,792	5,677	14,469
January to December 2021	11,829	7,639	19,468
January to December 2022	11,995	7,746	19,741
January to December 2023	11,225	7,249	18,474
January to December 2024	641	414	1,055
Total payments	44,482	28,725	73,207
Less imputed interest	(4,282)
Carrying value of operating lease liabilities	40,200

As at March 31, 2020, minimum commitments to be incurred by the Partnership under short-term time-charter-in contracts, were approximately $12.5 million (remainder of 2020) and $2.3 million (2021).

Direct Financing and Sales-Type Leases

Leasing of certain VOC equipment is accounted for as a direct financing or sales-type lease. As at March 31, 2020, the minimum lease payments receivable under the Partnership's direct financing and sales-type leases approximated $45.8 million (December 31, 2019 - $4.6 million), including unearned income of $10.3 million (December 31, 2019 - $0.7 million). As at March 31, 2020, future scheduled payments under the direct financing and sales-type leases to be received by the Partnership were approximately $45.8 million, comprised of $5.5 million (remainder of 2020), $7.4 million (2021), $7.4 million (2022), $6.7 million (2023), $6.1 million (2024) and $12.7 million (thereafter).

8. Related Party Transactions and Balances

a)The Partnership provides to and receives from Teekay Corporation and its wholly-owned subsidiaries certain commercial, technical, crew training, strategic, business development and/or administrative services. In addition, the Partnership reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. On May 8, 2019, Brookfield acquired all of Teekay Corporation's remaining interests in the Partnership, including its 49% general partner interest (providing Brookfield with 100% of the general partner ownership interest), 13.8% interest in common units, 17.3 million common unit equivalent warrants and a $25 million loan receivable outstanding (see note 8d). Effective May 8, 2019, Teekay Corporation and its wholly-owned subsidiaries were no longer related parties of the Partnership; however, the Partnership continues to provide to and receive from Teekay Corporation the services described above. Certain administrative services historically provided to the Partnership by Teekay Corporation are in the process of being transferred or have been transferred to the Partnership. The Partnership's related party transactions recognized in the unaudited consolidated statements of loss were as follows for the periods indicated:

	Three Months Ended March 31,
	2020	2019
	$	$
Revenues(1)	—	27,869
Vessel operating expenses(2)	—	(1,714)
General and administrative(3)	(217)	(3,386)
Interest expense(4)(5)	(9,980)	(12,465)

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(1)Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees for ship management services provided by the Partnership to a subsidiary of Teekay Corporation prior to May 8, 2019.
(2)Includes ship management and crew training services provided by Teekay Corporation prior to May 8, 2019.
(3)Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and for reimbursements to Teekay Corporation for costs incurred on the Partnership’s behalf prior to May 8, 2019 and reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(4)Includes interest expense of $8.7 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $10.1 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see note 8e).
(5)Includes interest expense of $1.1 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $2.4 million), incurred on the unsecured revolving credit facility provided by Brookfield and Teekay Corporation prior to May 8, 2019 (see note 8d).

b)During the three months ended March 31, 2019 - two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

c)At March 31, 2020, the carrying value of amounts due to related parties totaled $50.0 million (December 31, 2019 - $20.0 million). As at March 31, 2020, the amounts due to related parties consisted only of the unsecured revolving credit facility provided by Brookfield (see note 8d).

d)On March 31, 2018, the Partnership entered into a credit agreement for an unsecured revolving credit facility provided by Brookfield and Teekay Corporation, which provides for borrowings of up to $125.0 million ($100.0 million by Brookfield and $25.0 million by Teekay Corporation). On May 8, 2019, Brookfield acquired from Teekay Corporation its $25.0 million receivable of the revolving credit facility. As at March 31, 2020, the credit facility had an undrawn balance of $75.0 million (December 31, 2019 - $105.0 million). The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019, with interest payable monthly. Any outstanding principal balances are due on the maturity date. During 2019 the maturity date of the revolving credit facility was extended to October 1, 2020. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at March 31, 2020, the Partnership was in compliance with these covenants.

e)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see note 6). Brookfield purchased $500.0 million of these bonds, which included an exchange of the Brookfield Promissory Note at its par value of $200.0 million and additionally, the Partnership paid an associated $12.0 million early termination fee to Brookfield. As at March 31, 2020, Brookfield held $411.0 million of these bonds (December 31, 2019 - $423.6 million), which is included in long-term debt on the Partnership's consolidated balance sheets.

9. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the three months ended March 31, 2020 and 2019 as cash flow hedges.

As at March 31, 2020, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars)	Average Forward Rate(1)	Expected Maturity
				2020	2021
				(in thousands of U.S. Dollars)
Norwegian Krone	728,366	(7,816)	9.46	60,000	17,000
Euro	1,000	(17)	0.90	1,112	—
		(7,833)		61,112	17,000
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps held during the three months ended March 31, 2020 and 2019 as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
As at March 31, 2020, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)(3)	LIBOR	680,648	(181,346)	8.2	4.0%
U.S. Dollar-denominated interest rate swaps(4)(5)	LIBOR	600,607	(59,326)	5.0	3.2%
		1,281,255	(240,672)
(1)Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2020, ranged between 0.90% and 6.50%.
(2)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(3)Includes four interest rate swaps, which as at March 31, 2020, had a total current notional amount of $580.6 million and a total fair value liability of $177.3 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in 2021.
(4)Principal amount reduces quarterly or semi-annually.
(5)Includes four interest rate swaps, which as at March 31, 2020, had a total current notional amount of $568.9 million and a total fair value liability of $57.1 million. These interest rate swaps include early termination provisions, which if exercised, would terminate three of these interest rate swaps in 2020 and one in 2021.

During the three months ended March 31, 2020, the effective portion of previously designated and qualifying cash flow hedges recorded in accumulated other comprehensive income during the term of the hedging relationship and reclassified to earnings and reported in interest expense was a gain of $0.2 million (three months ended March 31, 2019 - gain of $0.1 million).
As at March 31, 2020, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2020, these derivatives had an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $176.9 million (December 31, 2019 - an aggregate fair value asset amount of $1.1 million and an aggregate fair value liability amount of $118.2 million).

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets:

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at March 31, 2020
Foreign currency contracts	—	133	—	(7,966)	—
Interest rate swaps	—	—	(3,601)	(198,266)	(38,805)
	—	133	(3,601)	(206,232)	(38,805)

As at December 31, 2019
Foreign currency contracts	1,123	—	—	(548)	—
Interest rate swaps	—	—	(2,342)	(18,408)	(143,222)
	1,123	—	(2,342)	(18,956)	(143,222)

Total realized and unrealized loss on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the unaudited consolidated statements of loss for the three months ended March 31, 2020 and 2019 as follows:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2020	2019
	$	$
Realized loss on derivative instruments
Interest rate swaps	(5,771)	(2,972)
Foreign currency forward contracts	(1,303)	(1,175)
	(7,074)	(4,147)
Unrealized (loss) gain on derivative instruments
Interest rate swaps	(75,441)	(28,970)
Foreign currency forward contracts	(8,408)	1,727
	(83,849)	(27,243)
Total realized and unrealized loss on derivative instruments	(90,923)	(31,390)

In January 2019, the Partnership settled its outstanding cross currency swaps, in connection with the repayment of certain NOK-denominated bonds, and incurred a realized loss during the three months ended March 31, 2019. Realized and unrealized gain on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the unaudited consolidated statements of loss for the three months ended March 31, 2020 and 2019 as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Realized loss	—	(4,177)
Unrealized gain	—	4,442
Total realized and unrealized gain on cross currency swaps	—	265

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10. Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Current	(2,136)	(1,699)
Deferred	(2,229)	(570)
Income tax expense	(4,365)	(2,269)

11. Commitments and Contingencies

a)In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit UMS, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

As at March 31, 2020, the Partnership's subsidiaries have accrued $43.3 million in the aggregate related to the above claims related to Logitel from COSCO.

b)In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57.0 million. The Petrojarl I FPSO unit underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The FPSO unit commenced operations in May 2018 under a five-year charter contract with Atlanta Field B.V. and a service agreement with Enauta Participações S.A. (formerly Queiroz Galvão Exploração e Produção SA).

During 2017, Damen commenced a formal arbitration with Petrojarl I L.L.C. (a wholly-owned subsidiary of the Partnership) as to the settlement of shipyard costs. During May 2018, the Partnership received a statement of case from Damen claiming $144.5 million for additional costs allegedly incurred by Damen in respect of the work and interest thereon. The Partnership served its defense to these claims on October 31, 2018 disputing the claims brought by Damen and bringing counterclaims against Damen (including a claim for abatement of the contract price) in excess of $110 million. In December 2019, arbitration hearings commenced and are expected to continue through late-2020. As of March 31, 2020, the Partnership had not accrued for any potential liability relating to these claims as the Partnership's best estimate is that the arbitration will not result in a net award which would require an amount to be paid to Damen in excess of amounts already paid as at March 31, 2020.

c)In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $583.0 million, excluding approximately $16 million of subsidies expected to be received by the Partnership. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Two vessels have been delivered to the Partnership, the Aurora Spirit and the Rainbow Spirit, in January 2020 and February 2020, respectively. The remaining two newbuilding vessels are scheduled for delivery during 2020. These vessels are to provide shuttle tanker services in the North Sea, with the Aurora Spirit commencing operations under the Partnership’s existing master agreement with Equinor ASA (or Equinor) in April 2020, the Rainbow Spirit expected to commence operations under the same master agreement in May 2020, and the remaining two vessels to operate in the North Sea CoA fleet. As at March 31, 2020, gross payments made towards these newbuilding commitments were $401.9 million and the remaining gross payments required to be made are estimated to be $181.1 million (remainder of 2020). In April 2019, the Partnership secured a $413.8 million debt facility, which as at March 31, 2020, provided borrowings of $270.1 million for the newbuilding payments and was fully drawn (see note 6).

In July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Aframax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $253.0 million, excluding approximately $2 million of subsidies expected to be received by the Partnership. These newbuilding vessels are also being constructed based on the Partnership's new E-shuttle Shuttle Spirit design. Upon delivery in late-2020 through early-2021, these vessels will join the Partnership's CoA portfolio in the North Sea. As at March 31, 2020, gross payments made towards these commitments were $65.9 million and the remaining gross payments required to be made are estimated to be $114.4 million (remainder of 2020) and $72.7 million (2021). In September 2019, the Partnership secured $214.2 million of long-term financing under sale-leaseback transactions, which as at March 31, 2020, provided pre-delivery borrowings of $35.7 million for the newbuilding payments and was fully drawn. The financing is classified as Other current liabilities and Other long-term liabilities on the Partnership's consolidated balance sheet and accrues interest at a fixed rate of 5.5% until the related vessels deliver.

In August 2019, the Partnership entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd., to construct one Suezmax DP2 shuttle tanker newbuilding, for an estimated aggregate fully built-up cost of $125.6 million. Upon delivery in early-2022, the vessel will operate under existing contracts with a group of oil companies on the East Coast of Canada. As at March 31, 2020, gross payments made towards this commitment was $7.8 million and the remaining gross payments required to be made are estimated to be $20.3 million (remainder of 2020), $26.6 million (2021) and $70.9 million (2022). The Partnership expects to secure long-term financing related to this shuttle tanker newbuilding.

d)During 2019, certain entities and individuals, which together claim to have held approximately 5,000,000 of the Partnership’s common units, filed complaints in the United States District Court for the Southern District of New York naming as defendants the Partnership, the general partner, current and former members of the board of directors of the general partner, certain senior management of the Partnership, Brookfield and Brookfield Asset Management Inc. In October 2019, a joint stipulation was filed by the plaintiffs to consolidate the separate complaints. The plaintiffs purported to assert claims on behalf of a class of holders of the Partnership’s common units in relation to Brookfield’s unsolicited non-binding proposal, made in May 2019, pursuant to which Brookfield would acquire all of the Partnership’s issued and outstanding common units that Brookfield did not already own in exchange for $1.05 in cash per common unit. On October 1, 2019, the Partnership entered into an agreement with Brookfield to acquire by merger all of the

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
outstanding publicly held common units not already held by Brookfield in exchange for $1.55 in cash per common unit (or, as an alternative, other equity consideration) and on January 22, 2020, Brookfield completed the merger of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. (see note 12). On January 28, 2020 the same plaintiffs filed an amended complaint in which the plaintiffs purport to allege further claims in respect of the merger process and the ultimate agreed consideration of $1.55 in cash per common unit or alternative equity consideration.

The complaints allege breaches of the Partnership’s limited partnership agreement and, in the alternative, breaches of an implied covenant of good faith and fair dealing. The complaints seek damages in an unspecified amount and an award to the plaintiffs of their costs and expenses incurred in the action, including their attorneys’ fees. The Partnership believes that there is no merit to these claims.

e)As at March 31, 2020, the Partnership had a working capital deficit of $441.2 million primarily relating to the scheduled maturities and repayments of $384.2 million of outstanding debt and the settlement of $206.2 million of derivative liabilities during the 12 months ending March 31, 2021, which amounts were classified as current as at March 31, 2020. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2020 through 2022 of $486.0 million.

The working capital deficit of $441.2 million as at March 31, 2020, has significantly increased from $184.5 million as at December 31, 2019. The increase in the working capital deficit was primarily due to a $187.3 million increase in the current portion of derivative liabilities, due to certain interest rate swaps containing early-termination provisions, which, if exercised, would terminate these interest rate swaps during the 12 months ending March 31, 2021 (see note 9), a $31.0 million increase in the current portion of long-term debt mainly due to the timing of the maturity of a portion of one revolving credit facility and a $30.0 million increase in amounts due to related parties consisting only of the unsecured revolving credit facility provided by Brookfield (see note 8d).

Based on these factors, during the one-year period following the issuance of these unaudited consolidated financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing that the Partnership is actively pursuing, or expects to pursue, during the one-year period following the issuance of these unaudited consolidated financial statements include issuing additional debt under existing facilities and the refinancings or extensions of certain debt facilities and interest rate swaps. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets.

The Partnership is actively pursuing the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise debt and refinance loan facilities for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters.

Based on the Partnership’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

12. Total Capital and Net Loss Per Common Unit

On January 22, 2020, Brookfield completed its acquisition by merger (or the Merger) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield (or unaffiliated unitholders) pursuant to an agreement and plan of merger (or the Merger Agreement) among the Partnership, the general partner and certain members of Brookfield. Under the terms of the Merger Agreement, (a) a newly formed subsidiary of Brookfield merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Brookfield and the Partnership's general partner, and (b) common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit (or the cash consideration), other than common units held by unaffiliated unitholders who elected to receive the equity consideration (as defined below). As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one of the Partnership's newly designated unlisted Class A Common Units per common unit held immediately prior to the Merger (or the equity consideration). The Class A Common Units are economically equivalent to the Class B Common Units held by Brookfield following the Merger, but have limited voting rights and limited transferability.

At March 31, 2020, Brookfield held 100% of the Class B Common Units, representing 98.7% of the outstanding common units and 100% of the general partner interest. All of the Partnership's Class A Common Units, representing 1.3% of the Partnership’s outstanding common units, were held by entities other than Brookfield and its affiliates. At March 31, 2020, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Brookfield and its affiliates.

As a result of the Merger, the Limited Partner Common Units, which previously existed, were exchanged for either Class A Common Units or Class B Common Units. The net assets ascribed to the Limited Partner Common Units immediately preceding the Merger were allocated to the Class A Common Units or Class B Common Units based on their proportionate ownership percentages.

As a result of the Merger, each of the Partnership's outstanding warrants (the Warrants) was automatically canceled and ceased to exist. No consideration was delivered in respect thereof. The carrying amount of the Warrants of $132.2 million was allocated on a pro-rata basis

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
to the surviving residual equity interests in the Partnership consisting of the Class A Common Units, the Class B Common Units and the general partner interest.

Pursuant to the terms of the Merger Agreement, the Partnership's outstanding preferred units were unchanged and remain outstanding following the Merger.

Limited Partners' Rights

Significant rights of the Class A Common Unitholders include the following:

•Right to receive distributions of Available Cash (as defined in the Partnership's partnership agreement, and after deducting expenses, including reserves).

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The Class A Common Units have no voting rights except as required by the Marshall Islands Limited Partnership Act, but only to the extent that such voting rights under such Act may not be waived.

•No Class A Common Unitholder may sell, assign, convey, pledge, transfer or otherwise dispose of any Class A Common Units other than in connection with a Brookfield Sales Event (as defined in the Partnership's partnership agreement), and any sale, assignment, conveyance, pledge, transfer or other disposition of Class A Common Units in violation of the Partnership's partnership agreement, other than by operation of law (including intestacy), shall be null and void.

Significant rights of the Class B Common Unitholders include the following:

•Right to receive distributions of Available Cash (after deducting expenses, including reserves).

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The general partner may be removed if such removal is approved by the Class B Common Unitholders holding at least 66.67% of the outstanding units voting as a single class, including units held by the general partner and its affiliates.

Net Loss Per Common Unit

Limited partners’ interest in net loss per common unit – basic is determined by dividing net loss, after deducting the amount of net loss attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B and E Preferred Units by the weighted-average number of common units outstanding during the period. The limited partners' interest in net loss is allocated between the Class A and Class B limited partners' based on their proportionate ownership percentages. The limited partners’ interest in net loss per common unit – basic has been presented on an aggregate basis and includes the Class A limited partners’ interest in net loss per common unit – basic and the Class B limited partners’ interest in net loss per common unit – basic, which, if disaggregated, would not have a material effect. The distributions payable on the preferred units for the three months ended March 31, 2020 and March 31, 2019 were $8.0 million and $8.0 million, respectively

The computation of limited partners’ interest in net loss per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 13) and any warrants. Consequently, the weighted average number of common units outstanding has been increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume the issuance of common units pursuant to the restricted units and any warrants if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders, all restricted units and warrants are anti-dilutive. The limited partners’ interest in net loss per common unit – diluted has been presented on an aggregate basis and includes the Class A limited partners’ interest in net loss per common unit – diluted and the Class B limited partners’ interest in net loss per common unit – diluted, which, if disaggregated, would not have a material effect. As a result of the Merger, all warrants and restricted units which previously vested in the form of common units, ceased to exist.

For the three months ended March 31, 2020, no common unit equivalent warrants or restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted. For the three months ended March 31, 2019, a total of 72.3 million common unit equivalent warrants and 0.4 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net loss are calculated as if all net loss was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net loss; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business, including, among other things, any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units. Unlike available cash, net loss is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain and loss.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Incentive Distribution Rights

As a result of the Merger, the general partner's incentive distribution rights, based on the amount of quarterly cash distributions per common unit, were canceled and ceased to exist. For more information on the increasing percentages which were used prior to the Merger to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019. As cash distributions were below $0.35 per common unit during the three months ended March 31, 2019, the increasing percentages were not used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three months ended March 31, 2019.

13. Unit-Based Compensation

The Partnership previously granted restricted unit-based compensation awards as incentive-based compensation to certain employees of the Partnership and Teekay Corporation’s subsidiaries that provide services to the Partnership. During the three months ended March 31, 2020, the Partnership did not grant any restricted unit-based compensation and is currently assessing plans to award incentive-based compensation. Each restricted unit is equal in value to one of the Partnership’s Class A common units. Each award represents the specified number of the Partnership’s Class A common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. For the three months ended March 31, 2020, upon vesting, the awards are paid to each grantee in the form of cash. As at March 31, 2020 and December 31, 2019, the Partnership had 2,503,244 and 3,764,261 non-vested restricted units outstanding, respectively.

During the three months ended March 31, 2020, restricted unit-based awards with respect to a total of 1,153,548 common units with a fair value of $1.8 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by paying $1.8 million in cash.

During the three months ended March 31, 2019, restricted unit-based awards with respect to a total of 460,689 common units with a fair value of $1.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 116,282 common units and by paying $0.3 million in cash.

The Partnership recorded unit-based compensation expense of $0.5 million and $0.7 million, during the three months ended March 31, 2020 and 2019, respectively, in general and administrative expenses in the Partnership’s unaudited consolidated statements of loss.

As of March 31, 2020 and December 31, 2019, liabilities relating to cash settled restricted unit-based compensation awards of $2.4 million and $2.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at March 31, 2020, the Partnership had $2.0 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.0 year.

14. Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at March 31, 2020 had an outstanding balance of $572.1 million (December 31, 2019 - $586.5 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $523.0 million as at March 31, 2020 (December 31, 2019 - $536.1 million), which amortize quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.52%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Cidade de Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at March 31, 2020 had an outstanding balance of $89.1 million (December 31, 2019 - $105.9 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.45%. The final payment under the loan facility is due October 2021. In addition, the joint venture entered into ten-year and nine-year interest rate swap agreements with an aggregate notional amount of $89.1 million as at March 31, 2020 (December 31, 2019 - $105.9 million), which amortize semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.50%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

As at March 31, 2020 and December 31, 2019, the Partnership had total investments of $214.2 million and $234.6 million, respectively, in equity accounted joint ventures.

15. Write-down and Loss on Sale of Vessels

During the three months ended March 31, 2020, the carrying value of the Navion Bergen shuttle tanker was written down to its estimated fair value, based on the expected proceeds as a result of the expected sale of the vessel. The vessel was classified as held for sale on the Partnership's unaudited consolidated balance sheet as at March 31, 2020. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a $2.4 million write-down related to this vessel. The write-down is included in the Partnership's shuttle tanker segment.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

During the three months ended March 31, 2020, the carrying value of the Navion Gothenburg shuttle tanker was written down to its estimated fair value, using a discounted cash flow valuation, due to a change in the expected operating plans for the vessel upon the completion of its charter contract and redelivery to the Partnership in July 2020. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a $24.7 million write-down related to this vessel, which is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment.

During the three months ended March 31, 2020, the carrying value of the ALP Winger and the ALP Forward towage vessels were written down to their estimated fair values, using a discounted cash flow valuation, due to a change in the expected earnings of the vessels as a result of a decline in crude oil prices during the three months ended March 31, 2020. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a $28.8 million write-down related to these vessels. The write-down is included in the Partnership's towage segment.

During the three months ended March 31, 2020, the carrying value of the Petrojarl I FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, due to a change in the expected earnings of the unit as a result of a decline in crude oil prices during the three months ended March 31, 2020. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a $67.7 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.

During the three months ended March 31, 2020, the carrying value of the Petrojarl Varg FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of a reassessment of the future redeployment opportunities for the unit. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a $32.0 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.

16. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in these unaudited consolidated financial statements:

	As at March 31,	As at December 31,	As at March 31,	As at December 31,
	2020	2019	2019	2018
	$	$	$	$
Cash and cash equivalents	203,725	199,388	182,791	225,040
Restricted cash(1)	23,053	17,798	6,349	8,540
Restricted cash - long-term(1)	—	89,070	—	—
	226,778	306,256	189,140	233,580
(1)Restricted cash as at March 31, 2020 includes funds held as a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments.

Restricted cash as at December 31, 2019 includes funds held as a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments. Restricted cash - long-term as at December 31, 2019 includes amounts held in escrow for a shuttle tanker newbuilding yard installment payment.

Restricted cash as at March 31, 2019 includes funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.

Restricted cash as at December 31, 2018 includes amounts held in escrow as collateral on the Partnership's cross currency swaps, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.

17. Goodwill Impairment

In March 2020, the Partnership determined that it was more likely than not that the fair value of the towage reporting unit was less than its carrying amount due to a change in the expected earnings of the towage vessels as a result of a decline in crude oil prices during the three months ended March 31, 2020. The Partnership's unaudited consolidated statement of loss for the three months ended March 31, 2020 includes a goodwill impairment expense of $2.0 million, which is included in the Partnership's towage segment, and the carrying amount of goodwill for the towage segment was nil as at March 31, 2020 (December 31, 2019 - $2.0 million).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2020
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Republic of the Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In January 2020, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) completed the acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield (please see "Significant Developments - Completion of Brookfield Acquisition by Merger" below). At March 31, 2020, Brookfield held 98.7% of our outstanding common units and a 100% interest in our general partner Altera Infrastructure GP L.L.C. (or the general partner). The remaining 1.3% of our outstanding common units are held by entities other than Brookfield and its affiliates.

We currently operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation vessels. As at March 31, 2020, our fleet consisted of 32 shuttle tankers (including five newbuildings which are scheduled for delivery through 2022, two chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit, which is currently en route for green recycling), seven FPSO units, five FSO units, ten long-distance towage and offshore installation vessels and one UMS. Our interests in non-chartered-in vessels range from 50% to 100%.

Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite the weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties

Global crude oil and gas prices have decreased significantly since mid-2014, and more recently, due to the production and pricing dispute between Saudi Arabia and Russia and the uncertainty regarding demand created by the COVID-19 pandemic. This has affected the energy and capital markets and may also adversely affect our business, financial condition and operating results. Potential effects of the pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the medium-to-long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions.

SIGNIFICANT DEVELOPMENTS

Contracts

Petrojarl Knarr contract extension

In March 2020, we entered into a contract amendment with AS Norske Shell, as operator for and on behalf of the Knarr field license partners (the “Operator”), that extends the contract for the lease and operation of the Petrojarl Knarr FPSO unit until at least March 2022.

The amendment reduces the day rate from March 2021 to March 2022 and eliminated the fee payable by the Operator if the contract was not extended, in return for the inclusion of an additional production volume and oil price related tariff. The amendment also terminated the Operator’s purchase option for the FPSO unit and provides for a mutual right to terminate the contract on six months’ notice without payment of a penalty, with such termination not to be effective before March 2022.

Petrojarl Foinaven operations contract

In March 2020, we entered into a seven-year agreement with Britoil Ltd., a subsidiary of BP p.l.c., to directly provide the operations for the Petrojarl Foinaven FPSO unit, that Britoil Ltd. has leased on a long term bareboat contract from Teekay Corporation, to whom we previously provided similar services. As part of the arrangement with Britoil Ltd, we also entered into two shuttle tanker contracts of affreightment (or CoAs) replacing two existing shuttle tanker time-charter contracts.

Navion Stavanger contract extension

In April 2020, we entered into an amendment with Petróleo Brasileiro S.A. to extend the bareboat charter contract for the Navion Stavanger shuttle tanker by 18 months, until late-2021.

Navion Anglia contract

In April 2020, we entered into a new four-month time-charter contract with Suncor Energy Inc. for the Navion Anglia shuttle tanker, which charter is expected to commence in early-May 2020. The vessel is currently operating under a time-charter contract off the East Coast of Canada.

Voyageur Spirit contract

The Voyageur Spirit FPSO contract with Premier Oil on the Huntington field in the UK expired in April 2020. The unit is currently being decommissioned and is expected to be redelivered to us in June 2020.

Delivery of Shuttle Tanker Newbuildings

In January and February 2020, we took delivery of our first two LNG-fueled Aframax shuttle tanker newbuildings, the Aurora Spirit and the Rainbow Spirit. The vessels were constructed based on our E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The Aurora Spirit commenced operations under an existing master agreement with Equinor ASA (or Equinor) in the North Sea during April 2020. The Rainbow Spirit is expected to commence operations under the same master agreement in May 2020.

Sale of Vessels

In March 2020, we sold the 2008-built Petrojarl Cidade de Rio das Ostras (or Ostras) FPSO unit for green recycling and received total proceeds of approximately $2 million, which was the approximate carrying value of the unit.

In January 2020, we delivered the 1999-built Navion Hispania shuttle tanker to its buyer for green recycling and received total proceeds of approximately $7 million, which was the approximate carrying value of the vessel.

In January 2020, we delivered the 1999-built Stena Sirita shuttle tanker to its buyer for green recycling and received total proceeds of approximately $6 million, which was the approximate carrying value of the vessel.

Rebranding Initiative

Effective March 24, 2020, we changed our name to Altera Infrastructure L.P. and the group of entities comprising our affiliates and subsidiaries was rebranded as Altera Infrastructure. Our preferred units, which previously traded on the New York Stock Exchange (“NYSE”) under the ticker symbols “TOO PR A”, “TOO PR B” and “TOO PR E”, now trade on the NYSE under the new ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E”, respectively.

Completion of Brookfield Acquisition by Merger

On January 22, 2020, Brookfield completed its acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield pursuant to the agreement and plan of merger among us, our general partner and certain members of Brookfield.

Changes to Board of Directors and Committees

During the first quarter of 2020, we announced the following changes to our general partner's Board of Directors and Committees:

•David L. Lemmon, Director and member of the Audit, Compensation and Conflicts Committees, retired from his positions effective January 23, 2020. Mr. Lemmon was replaced on the Audit Committee by Bill Utt;
•Kenneth Hvid, Director and CEO of Teekay Corporation, will retire from his position as Director, effective June 17, 2020;
•Nelson Silva joined the Board of Directors in March 2020 and was appointed as a member of the Audit and Conflicts Committees;
•Existing directors Jim Reid and Gregory Morrison were appointed as members of the Corporate Governance Committee; and
•The Board of Directors eliminated the Compensation Committee

COVID-19

In the first quarter of 2020 we did not experience any material business interruptions or financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have introduced a number of proactive measures to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of our revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. We continue to closely monitor counterparty risk associated with our vessels under contract and will work to mitigate any potential impact on the business.

Strategic Initiatives

We are progressing strategic plans to enhance the overall liquidity of the business. We are focused on managing discretionary spending as well as limiting planned capital expenditures to the committed shuttle tanker newbuilding program and mandatory vessel dry-dockings. We are also reviewing and adjusting our offshore and onshore workforce in order to optimize the cost structure.

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided the premises of our subsidiary Teekay Shipping Norway AS in Stavanger, Norway, based on a search and seizure warrant issued pursuant to suspected violations of Norwegian pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. We have not identified such violations but continue to evaluate any potential liabilities together with advisors.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019. In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our operating expenses. However, because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under GAAP. Accordingly, the discussion of revenues below focuses on net revenues where applicable. In the following discussion we also include the non-GAAP financial measures EBITDA and Adjusted EBITDA. We define these terms and provide reconciliations of these financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP below in “Non-GAAP Financial Measures.”

We manage our business and analyze and report our results of operations on the basis of our five business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment and the towage and offshore installation vessel (or towage) segment. We discuss certain of our consolidated results and certain results for each of our business segments below.

Consolidated Results of Operations

The following table presents certain of our consolidated operating results for the three months ended March 31, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages and per unit data)	Three months ended March 31,
	2020	2019	% Change
GAAP:
Revenues	312,401	336,637	(7.2)
Operating (loss) income	(101,699)	82,441	(223.4)
Net loss	(253,816)	(2,598)	9,669.7
Limited partners' interest:
Net loss	(248,926)	(10,838)	2,196.8
Net loss per:
Common unit - basic	(0.61)	(0.03)	1,933.3
Common unit - diluted	(0.61)	(0.03)	1,933.3

Non-GAAP:
EBITDA(1)	(123,148)	140,481	(187.7)
Adjusted EBITDA(1)	153,795	188,150	(18.3)
(1)EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please refer to "Non-GAAP Financial Measures" below for definitions of these measures and for reconciliations of these measures with the most directly comparable financial measures calculated and presented in accordance with GAAP.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Revenues decreased by $24 million, or 7.2%, primarily due to the amortization of an in-process revenue contract related to the Piranema Spirit FPSO unit in 2019, lower fleet utilization in the towage segment as a result of decreased demand in the offshore market during the three months ended March 31, 2020, the completion of the charter contract of the Ostras FPSO unit in March 2019 and the redelivery of our two conventional tankers in March and April 2019, respectively, partially offset by an increase in CoA utilization and spot-tanker rates in our shuttle tanker segment during the three months ended March 31, 2020.

Operating income decreased by $184 million, or 223.4%, primarily due to a $156 million write-down of vessels during the three months ended March 31, 2020 and a $34 million decrease in earnings in our operating segments (refer to "Results by Segment" below), partially offset by a $11 million decrease in depreciation and amortization expense during the three months ended March 31, 2020 due to write-downs and the sale of certain vessels during 2019.

Net loss increased by $251 million primarily due to the decrease of $184 million in operating income discussed above and a $67 million increase in unrealized fair value losses during the three months ended March 31, 2020 relating to interest rate swap and foreign exchange contract derivative instruments, reflecting decreased interest rate levels and unfavorable foreign exchange rate movements during the three months ended March 31, 2020.

Adjusted EBITDA decreased by $34 million, or 18.3%, primarily due to decreases in earnings in our FPSO, towage and shuttle segments of $19 million, $8 million and $5 million, respectively (refer to "Results by Segment" below).

Results by Segment

Certain results of our five business segments as of March 31, 2020 (six - March 31, 2019) are discussed below:

FPSO Segment

As at March 31, 2020, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Cidade de Itajai and the Pioneiro de Libra FPSO units, of which we own 50% through our joint ventures with Ocyan S.A. The Petrojarl Varg FPSO unit is currently in lay-up. In March 2020, we sold the Ostras FPSO unit for green recycling and received net proceeds of $2 million. We also provide management services for three FPSO units on behalf of the disponent owners or charterers of these units.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, the price of oil and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr FPSO unit operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Krone (or NOK), Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our FPSO units.

The following table presents certain of the FPSO segment’s operating results for the three months ended March 31, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,
	2020	2019	% Change
Revenues	116,204	136,560	(14.9)
Vessel operating expenses	(53,188)	(53,926)	(1.4)
General and administrative(1)	(10,237)	(9,010)	13.6
Restructuring charge	(900)	—	100.0
Adjusted EBITDA from equity-accounted joint ventures(2)	23,764	20,796	14.3
Adjusted EBITDA	75,643	94,420	(19.9)
Depreciation and amortization	32,756	36,842	(11.1)
Write-down and loss on sale of vessels	99,801	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.
(2)Adjusted EBITDA from equity-accounted vessels represents our proportionate share of Adjusted EBITDA from equity-accounted vessels. See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Revenues. Revenues decreased by $20 million for the three months ended March 31, 2020 primarily due to:
•a decrease of $15 million due to the completion of the amortization of an in-process revenue contract related to the Piranema Spirit FPSO unit in 2019; and
•a decrease of $7 million due to the completion of the charter contract of the Ostras FPSO unit in March 2019.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $19 million for the three months ended March 31, 2020 primarily due to the net decrease in revenue of $20 million, described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $4 million for the three months ended March 31, 2020 primarily due to the impairment of one FPSO during the fourth quarter of 2019 and the Ostras FPSO being fully depreciated during 2019.

Write-down and loss on sale of vessels. Write-down and loss on sale of vessels of $100 million for the three months ended March 31, 2020 includes a $68 million write-down of the Petrojarl I FPSO unit due to a change in expected earnings of the unit as a result of a decline in crude oil prices during the three months ended March 31, 2020 and a $32 million write-down of the Petrojarl Varg FPSO unit as a result of a reassessment of the future redeployment opportunities for the unit.

Shuttle Tanker Segment

As at March 31, 2020, our shuttle tanker fleet consisted of 26 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, five shuttle tanker newbuildings which are expected to deliver through early-2022, and the HiLoad DP unit, which is currently en route for green recycling. Of these 32 shuttle tankers, three are owned through 50%-owned subsidiaries and two were chartered-in. The remaining vessels are owned 100% by us. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses, as significant components of vessel operating expenses are incurred in these currencies for our shuttle tankers.

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.

The following table presents certain of the shuttle tanker segment’s operating results for the three months ended March 31, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2020	2019	% Change
Revenues	150,003	137,337	9.2
Voyage expenses	(33,426)	(21,305)	56.9
Net revenues	116,577	116,032	0.5
Vessel operating expenses	(32,526)	(32,007)	1.6
Time-charter hire expenses	(12,475)	(8,790)	41.9
General and administrative(1)	(5,731)	(4,644)	23.4
Adjusted EBITDA attributable to non-controlling interests	(3,671)	(3,254)	12.8
Adjusted EBITDA	62,174	67,337	(7.7)
Depreciation and amortization	28,857	35,482	(18.7)
Write-down and loss on sale of vessels	27,721	—	100.0
Calendar-Ship-Days
Owned Vessels	2,224	2,430	(8.5)
Chartered-in Vessels	232	180	28.9
Total	2,456	2,610	(5.9)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Net revenues. Net revenues increased by $1 million for the three months ended March 31, 2020 primarily due to an increase of $4 million due to higher spot-tanker rates and an increase of $2 million due to an increase in CoA days, partially offset by a decrease of $4 million due to the redelivery of the Stena Sirita during 2019 and a decrease of $2 million relating to costs associated with the delivery of the Aurora Spirit and Rainbow Spirit during the first quarter of 2020.

Adjusted EBITDA. Adjusted EBITDA decreased by $5 million for the three months ended March 31, 2020 primarily due to costs related to the delivery and operations of the Aurora Spirit and Rainbow Spirit during the first quarter of 2020.

Time-charter hire expenses. Time-charter hire expenses increased by $4 million for the three months ended March 31, 2020 primarily due to an increase in spot-market in-chartered shuttle tankers to service the increased CoA days and to trade in the spot-market.

Depreciation and amortization. Depreciation and amortization expense decreased by $7 million for the three months ended March 31, 2020 primarily due to three vessels being fully depreciated during 2019 and the sale of two vessels in January 2020, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively.

Write-down and loss on sale of vessels. Write-down and loss on sale of vessels of $28 million for the three months ended March 31, 2020 includes a $25 million write-down of the Navion Gothenburg as a result of a change in the expected operating plans for the vessel upon the completion of its charter contract and redelivery to us in July 2020 and a $2 million write-down of the Navion Bergen upon classification as held for sale at March 31, 2020.

The average size of our owned shuttle tanker fleet decreased for the three months ended March 31, 2020 primarily due to sales of the Navion Hispania and Stena Sirita in January 2020 and the Alexita Spirit and Nordic Spirit during 2019, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at March 31, 2020.

FSO Segment

As at March 31, 2020, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents certain of the FSO segment’s operating results for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change
Revenues	34,897	34,654	0.7
Voyage expenses	(187)	(205)	(8.8)
Vessel operating expenses	(9,994)	(10,131)	(1.4)
General and administrative(1)	(704)	(859)	(18.0)
Adjusted EBITDA attributable to non-controlling interests	(121)	(124)	(2.4)
Adjusted EBITDA	23,891	23,335	2.4
Depreciation and amortization	10,541	10,320	2.1
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA were generally consistent for the three months ended March 31, 2020, compared to the same period last year.

UMS Segment

As at March 31, 2020, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather. The Arendal Spirit is currently in lay-up.

The following table presents certain of the UMS segment’s operating results for the three months ended March 31, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,
	2020	2019	% Change
Revenues	447	1,622	(72.4)
Voyage expenses	(17)	(15)	13.3
Vessel operating (expenses) recoveries	(986)	1,003	(198.3)
General and administrative(1)	(2,051)	(1,294)	58.5
Adjusted EBITDA	(2,607)	1,316	298.1
Depreciation and amortization	1,042	1,653	(37.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Adjusted EBITDA. Adjusted EBITDA decreased by $4 million for the three months ended March 31, 2020, compared to the same period last year, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.

Towage Segment

As at March 31, 2020, our towage fleet consisted of ten long-distance towage and offshore installation vessels. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents certain of our towage segment’s operating results for the three months ended March 31, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change
Revenues	10,850	21,986	(50.7)
Voyage expenses	(5,140)	(10,613)	(51.6)
Net revenues	5,710	11,373	(49.8)
Vessel operating expenses	(8,638)	(6,158)	40.3
General and administrative(1)	(1,075)	(1,095)	(1.8)
Adjusted EBITDA	(4,003)	4,120	(197.2)
Depreciation and amortization	5,305	5,169	2.6
Write-down and loss on sale of vessels	28,770	—	100.0
Goodwill impairment	2,032	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Net revenues and Adjusted EBITDA. Net revenues and Adjusted EBITDA decreased by $6 million and $8 million, respectively, for the three months ended March 31, 2020, primarily due to lower utilization of the towage fleet as a result of decreased demand in the offshore market.

Write-down and loss on sale of vessels. Write-down and loss on sale of vessels of $29 million for the three months ended March 31, 2020 includes a $15 million write-down of the ALP Winger and a $14 million write-down of the ALP Forward, as a result of a change in the expected earnings of the vessels as a result of a decline in crude oil prices during the three months ended March 31, 2020.

Goodwill impairment. Goodwill impairment expense of $2 million for the three months ended March 31, 2020 was due to a change in the expected earnings of the towage vessels as a result of a decline in crude oil prices during the three months ended March 31, 2020.

Conventional Tanker Segment

During March and April 2019, respectively, we redelivered our two in-chartered conventional tankers to their owners and ceased operations in this segment.

The following table presents certain of our conventional tanker segment’s operating results for the three months ended March 31, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,
	2020	2019	% Change
Revenues	—	4,478	(100.0)
Voyage expenses	—	(1,928)	(100.0)
Net revenues	—	2,550	(100.0)
Time-charter hire expenses	—	(3,663)	(100.0)
General and administrative(1)	—	(90)	(100.0)
Adjusted EBITDA	—	(1,203)	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended March 31, 2020 compared with the Three Months Ended March 31, 2019

Net revenues and adjusted EBITDA. Net revenues decreased and adjusted EBITDA increased for the three months ended March 31, 2020, compared to the same period last year, as a result of ceasing operations in this segment during 2019.

Other Operating Results

The following table presents our other operating results for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change
General and administrative	(19,798)	(16,992)	16.5
Interest expense	(48,469)	(52,414)	(7.5)
Interest income	667	1,070	(37.7)
Realized and unrealized loss on derivative instruments	(90,923)	(31,390)	189.7
Equity (loss) income	(5,144)	886	(680.6)
Foreign currency exchange loss	(3,555)	(568)	525.9
Other expense - net	(328)	(354)	(7.3)
Income tax expense	(4,365)	(2,269)	92.4

General and administrative. General and administrative expenses was $20 million for the three months ended March 31, 2020, compared to $17 million for the same period last year. General and administrative expenses increased mainly due to costs associated with the transition of corporate service functions.

Interest expense. Interest expense decreased to $48 million for the three months ended March 31, 2020, compared to $52 million for the same period last year, primarily due to lower LIBOR rates on our outstanding debt.

Realized and unrealized loss on derivative instruments. Net realized and unrealized loss on non-designated derivative instruments was $91 million for the three months ended March 31, 2020, compared to $31 million for the same period last year. These totals are mainly comprised of net losses on interest rate swaps of $81 million for the three months ended March 31, 2020, compared to $32 million for the three months ended March 31, 2019 and net losses on foreign currency forward contracts of $10 million for the three months ended March 31, 2020, compared to net gains of $1 million for the three months ended March 31, 2019.

During the three months ended March 31, 2020 and 2019, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.3 billion and $1.5 billion, respectively, and average fixed rates of approximately 3.7% and 3.6%, respectively. Short-term variable benchmark interest rates during the three months ended March 31, 2020 and 2019 were generally 1.9% or less and 2.8% or less, respectively, and as such, we incurred realized losses of $6 million and $3 million during the three months ended March 31, 2020 and 2019, respectively, under the interest rate swap agreements. We also recognized a $46 million increase in unrealized losses on interest rate swaps due to a higher decrease in long-term LIBOR benchmark rates during the three months ended March 31, 2020, compared to the three months ended March 31, 2019.

During the three months ended March 31, 2020 and 2019, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in realized losses of $1 million during each of the three months ended March 31, 2020 and 2019. We also recognized a $10 million increase during the three months ended March 31, 2020 in the unrealized loss on foreign currency forward contracts mainly due to lower average forward spot rates on foreign currency forward contracts as at March 31, 2020 compared to March 31, 2019.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments in our Annual Report on Form 20-F for the year ended December 31, 2019, which explains how our derivative instruments are valued, including significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains and losses on derivative instruments.

Equity (loss) income. Equity loss was $5 million for the three months ended March 31, 2020, compared to equity income of $1 million for the same period last year. The decrease in equity income was primarily due to an increase in the unrealized losses on derivative instruments held by the Pioneiro de Libra FPSO equity-accounted joint venture.

Foreign currency exchange loss. Foreign currency exchange loss was $4 million for the three months ended March 31, 2020, compared to $1 million for the same period last year. Our foreign currency exchange loss is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and, for the three months ended March 31, 2019, the net realized and unrealized gains on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

During the three months ended March 31, 2019, we repaid certain NOK-denominated bonds and settled the related cross currency swaps and, as a result, recorded a realized foreign currency exchange gain and an unrealized foreign currency exchange loss of $4 million, in addition to a $4 million realized foreign currency exchange loss and unrealized foreign currency exchange gain on the associated cross currency swaps.

Non-GAAP Financial Measures

To supplement the condensed consolidated financial statements prepared in accordance with GAAP, we have presented EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA and Adjusted EBITDA are intended to provide additional information and should not be considered substitutes for net loss or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

EBITDA represents net loss before interest expense (net), income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as our management, in assessing performance, views these gains or losses as an element of interest expense, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments and equity income. Adjusted EBITDA is further adjusted to include our proportionate share of Adjusted EBITDA from our equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the Adjusted EBITDA from our consolidated joint ventures. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity-accounted joint ventures. Consequently, the income generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such income is generated.

The following table reconciles EBITDA and Adjusted EBITDA to net loss for the three months ended March 31, 2020 and 2019:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2020	2019
Net loss	(253,816)	(2,598)
Depreciation and amortization	78,501	89,466
Interest expense, net of interest income	47,802	51,344
Income tax expense	4,365	2,269
EBITDA	(123,148)	140,481
Write-down and loss on sale of vessels	156,292	—
Goodwill impairment	2,032	—
Realized and unrealized loss on derivative instruments	90,923	31,390
Equity loss (income)	5,144	(886)
Foreign currency exchange loss	3,555	568
Other expense - net	328	354
Realized loss on foreign currency forward contracts	(1,303)	(1,175)
Adjusted EBITDA from equity-accounted vessels(1)	23,764	20,796
Adjusted EBITDA attributable to non-controlling interests(2)	(3,792)	(3,378)
Adjusted EBITDA	153,795	188,150

(1)Adjusted EBITDA from equity-accounted vessels, which is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance presented in accordance with GAAP, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted vessels. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted vessels is summarized in the table below:

	Three Months Ended March 31,
	2020	2019
Equity (loss) income	(5,144)	886
Depreciation and amortization	7,838	8,584
Net interest expense	3,834	6,040
Income tax expense	132	152
EBITDA	6,660	15,662
Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized loss on derivative instruments	15,078	5,133
Foreign currency exchange loss	2,026	1
Adjusted EBITDA from equity-accounted vessels	23,764	20,796

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-GAAP financial measure and should not be considered as an alternative to non-controlling interests in net loss or any other measure of financial performance presented in accordance with GAAP, represents the non-controlling interests'

proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

	Three Months Ended March 31,
	2020	2019
Net loss attributable to non-controlling interests	(11,025)	285
Depreciation and amortization	2,007	2,684
Interest expense, net of interest income	283	412
EBITDA attributable to non-controlling interest	(8,735)	3,381
Add (subtract) specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	12,392	—
Foreign currency exchange loss (gain)	135	(3)
Adjusted EBITDA attributable to non-controlling interests	3,792	3,378

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels.

As at March 31, 2020, our total consolidated cash and cash equivalents were $204 million, compared to $199 million as at December 31, 2019. Our total liquidity, defined as cash, cash equivalents and undrawn revolving credit facilities, was $279 million as at March 31, 2020, compared to $304 million as at December 31, 2019.

As at March 31, 2020, we had a working capital deficit of $441 million, compared to a working capital deficit of $184 million at December 31, 2019. Accounts payable and the amounts due to related parties increased mainly due to a drawdown of the revolving credit facility provided by Brookfield and the timing of vendor payments. The current portion of deferred revenue increased mainly due to a contract amendment and reassessment of the contract period for the Petrojarl Knarr FPSO unit. The current portion of long-term debt increased mainly due to the timing of the maturity of a portion of one revolving credit facility. The current portion of derivative liabilities increased due to the timing of early termination provisions related to seven interest rate swaps.

Our primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. As at March 31, 2020, our total future contractual obligations for vessels and newbuildings were estimated to be $486 million, consisting of $316 million (remainder of 2020), $99 million (2021) and $71 million (2022) related to five shuttle tanker newbuilding vessels. In April 2019, we secured a $414 million debt facility, which as at March 31, 2020, provided borrowings of $270 million for the newbuilding payments related to four vessels and was fully drawn. In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions, which as at March 31, 2020, provided borrowings of $36 million for the newbuilding payments related to two vessels and was fully drawn. We expect to secure long-term financing related to the remaining vessel.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our March 31, 2020 consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under financial covenants in our credit facilities. Additional potential sources of financing include issuing additional debt under existing facilities, refinancings or extensions of certain debt facilities and interest rate swaps and extensions and redeployments of existing assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise debt and refinance loan facilities for similar types of vessels. We are in various stages of completion on these matters.

Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period following the issuance of our March 31, 2020 unaudited consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and minimum liquidity requirements under our financial covenants in our credit facilities. Additional potential sources of financing that we are actively pursuing, or expect to pursue, during the one-year period following the issuance of these unaudited consolidated financial statements include issuing additional debt under existing facilities and the refinancings or extensions of certain debt facilities and interest rate swaps. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets.

We are actively pursuing the financing initiatives described above, which we consider probable of completion based on our history of being able to raise debt and refinance loan facilities for similar types of vessels and based on our assessment of current conditions and estimated future conditions. We are in various stages of progression on these matters.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. Certain of our revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. DSCR breaches can be remedied with cash cures by placing funds in escrow. We have two revolving credit facilities and seven term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at March 31, 2020, these vessel value covenant ratios were estimated to range from 127% to 530% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage, UMS, FSO unit or FPSO unit markets could negatively affect these ratios. As at March 31, 2020, we were in compliance with all covenants relating to the credit facilities and consolidated long-term debt.

The COVID-19 pandemic, which has been declared a global emergency by the World Health Organization, could adversely impact the operations of us and of our customers and, suppliers and has materially adversely affected the global economy, including the worldwide demand for crude oil and the level of demand for the types of services we offer. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry and on our business, financial condition and operating results. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect demand for our vessels the types of services we offer. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact on our liquidity, except for a decline in activity in the towage market. Additionally, we are actively pursuing additional steps to preserve liquidity and our financial flexibility, which includes the completion of the financing initiatives described above. However, a continuation of the pandemic may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets. Although disruption and effects from the COVID-19 pandemic may be temporary, a continued decrease in worldwide demand for crude oil and demand for the types of services we offer may adversely affect our business, financial condition and operating results, particularly in relation to voyage charters priced at spot market rates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Three months ended March 31,
	2020	2019
Net cash flow from operating activities	69,857	98,562
Net cash flow from (used for) financing activities	26,398	(74,988)
Net cash flow used for investing activities	(175,733)	(68,014)

Operating Cash Flows

Net cash flow from operating activities decreased to $70 million for the three months ended March 31, 2020, compared to $99 million for the same period last year, primarily due to changes in non-cash working capital items which used $19 million for the three months ended March 31, 2020, compared to a contribution of $6 million for the three months ended March 31, 2019. The decrease in non-cash working capital items for the three months ended March 31, 2020, compared to the same period last year is primarily due to the timing of payments received from customers, partially offset by the timing of payments made to vendors.

Net cash flow from operating activities also decreased for the three months ended March 31, 2020, compared to the same period last year due to:
•the completion of the charter contract of the Ostras FPSO unit in March 2019;
•costs related to the delivery and operations of the Aurora Spirit and Rainbow Spirit shuttle tankers during the first quarter of 2020;
•lower utilization of our towage fleet as a result of decreased demand in the offshore market; and
•an increase in realized losses on interest rate swaps;
partially offset by
•a decrease in interest paid on long-term debt facilities.

For a further discussion of changes in income statement items described above for our five reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $72 million for the three months ended March 31, 2020, and $40 million for the same period last year.

Net proceeds from the issuance of long-term debt for the three months ended March 31, 2020 and 2019 related to the drawdown of an existing debt facility. These proceeds were used to fund installment payments on the shuttle tanker newbuildings.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $74 million for the three months ended March 31, 2020, compared to $104 million for the same period last year. The decrease in repayments is mainly due to repayments associated with the maturity of our NOK-denominated bonds and one debt facility during the three months ended March 31, 2019.

In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions for two of our shuttle tanker newbuildings, which as at March 31, 2020, provided pre-delivery borrowings of $36 million. During the three months ended March 31, 2020, we drew down $12 million related to this financing.

In March 2018, we entered into a credit agreement for an unsecured revolving credit facility, which as at March 31, 2020, provides for borrowings of up to $125 million. During the three months ended March 31, 2020, we drew down $30 million related to this credit facility. (March 31, 2019 - nil)

Cash distributions paid to our preferred unitholders were $8 million for the three months ended March 31, 2020 and 2019. Subsequent to March 31, 2020, we declared aggregate cash distributions of $8 million for our Series A, Series B and Series E Preferred Units relating to the first quarter of 2020 that will be paid on May 15, 2020.

Investing Cash Flows

During the three months ended March 31, 2020, net cash flow used for investing activities was $176 million, primarily relating to $197 million of installment payments on the shuttle tanker newbuildings, partially offset by proceeds of $15 million from the sales of the Navion Hispania and Stena Srita shuttle tankers and Ostras FPSO unit and $6 million of cash acquired during the acquisition of one company.

During the three months ended March 31, 2019, net cash flow used for investing activities was $68 million, which related to installment payments on the shuttle tanker newbuilding vessels.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2020:

		Balance
		of					Beyond
	Total	2020	2021	2022	2023	2024	2024
	(in millions of U.S. Dollars)
Bond repayments(1)	1,075	—	—	250	700	125	—
Secured debt - scheduled repayments(1)	1,437	241	291	227	201	150	340
Secured debt - repayments on maturity(1)	714	70	22	81	217	182	129
Unsecured revolving credit facility - due to related parties(1)	50	50	—	—	—	—	—
Obligations related to finance leases(1)	36	1	2	2	2	2	27
Chartered-in vessels (operating leases)	73	14	20	20	18	1	—
Office leases	17	2	3	3	3	2	4
Newbuilding committed costs(2)	486	316	99	71	—	—	—
Total contractual obligations	3,888	694	437	654	1,141	462	500
(1)Our interest-bearing obligations include bonds, commercial bank debt, an unsecured revolving credit facility provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 6 – Long-Term Debt, Item 1 – Financial Statements: Note 8 – Related Party Transactions and Balances and Item 1 – Financial Statements: Note 11 – Commitments and Contingencies for the terms upon which future interest payments are determined as well as Item 1 – Financial Statements - Note 9 Derivative Instruments and Hedging Activities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(2)Consists of the estimated remaining payments for the acquisition of five shuttle tanker newbuildings. Please refer to Item 1 – Financial Statements: Note 11c – Commitments and Contingencies.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2019 and Part 1, Item 1 - Financial Statements: Note 2 - Accounting Pronouncements in this Report on Form 6-K for the three months ended March 31, 2020.

Goodwill

At December 31, 2019, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at March 31, 2020, we believed that the goodwill attributable to the towage reporting unit was impaired and the carrying amount of goodwill for the towage segment was nil as at March 31, 2020 (December 31, 2019 - $2.0 million). For further description, please read Part 1, Item 1 - Financial Statements: Note 17 - Goodwill Impairment in this Report on Form 6-K for the three months ended March 31, 2020. Please also read Part 1, Item 5 - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2019.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to refinance existing debt obligations and interest rate swaps, to raise additional debt (including long-term debt financing for one of our shuttle tanker newbuildings), to fund capital expenditures, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•the outcome and cost of claims and potential claims against us, including claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, by Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) relating to the Petrojarl I FPSO unit upgrade and related to Brookfield’s acquisition by merger of the outstanding publicly held common units;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of lower oil prices to motivate charterers to use existing FPSO units on new projects;
•the expected lifespan and estimated sales price or scrap value of our vessels;
•acquisitions from third parties and obtaining offshore projects, that we bid on or may be awarded;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;
•expected redelivery dates of in-chartered vessels;
•the expected employment of the shuttle tanker newbuildings under our existing master agreement with Equinor and the expected required capacity in our CoA fleet in the North Sea;
•expected employment and trading of older shuttle tankers;
•the expectations as to the chartering of unchartered vessels;
•our entering into joint ventures or partnerships with companies;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange, interest rate and spot market risks;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real and British Pound;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•increasing the efficiency of our business and redeploying vessels as charters expire or terminate;
•consequences relating to the phasing-out of LIBOR;
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic; and
•our ability to make cash distributions on our units or any increases in quarterly distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, vessel delivery delays; potential charter extensions of in-chartered vessels; failure to obtain required approvals by the board of our general partner to acquire other vessels or offshore projects; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt and interest rate swap maturities, fund existing projects (including long-term debt financing for one of our shuttle tanker newbuildings) or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partner and required by any financing agreements; changes in our distribution policy; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts a), b) and d) for a description of certain potential claims and claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

A continuation of the significant declines in oil prices may adversely affect our growth prospects and operating results.

Oil prices have significantly declined since mid-2014, and more recently, due to the production and pricing dispute between Saudi Arabia and Russia and the uncertainty regarding demand created by the COVID-19 pandemic. A decline in oil prices may adversely affect our business, financial condition and operating results, as a result of, among other things:
•a reduction in exploration for or development of new offshore oil fields, or the delay or cancellation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•a reduction in, or termination of, production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based and oil price-based components of our FPSO unit contracts or life-of-field contracts;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;
•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.
The novel coronavirus (COVID-19) pandemic is dynamic. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:

•deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or adversely affect global demand for crude oil, demand for our services, and time charter and spot rates;
•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off-hire due to quarantine, worker health, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential newbuilding construction delays, lack of access to required spare parts for our vessels, delays in any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets;

•a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements relating to vessel-to-loan covenants;
•fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs; and
•potential deterioration in the financial condition and prospects of our customers, joint venture partners or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition.

The COVID-19 pandemic likely will have, and other public health threats could have an adverse effect on our business, operating results and financial condition.

Public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, which has been declared a global emergency by the World Health Organization, could adversely impact the operations of us and our customers and suppliers and has adversely affected the global economy, including worldwide demand for crude oil and the level of demand for the types of services we offer. Any quarantine of personnel, restrictions on travel to or from countries in which we operate, or inability to access certain areas of operation could adversely affect our operations. Travel restrictions, operational problems or large-scale social unrest in any part of the world in which we operate, or any reduction in the demand for our services caused by public health threats in the future, may impact our operations and adversely affect our business, financial condition and operating results. Shutdowns of, or restrictions placed on, shipyards as a result of such outbreaks, could lead to project delays both in respect of our own vessels under construction and those vessels of our customers in relation to which we provide service, such as long-distance towage services.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On January 22, 2020, Brookfield completed its acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by unaffiliated unitholders pursuant to the Merger Agreement among us, our general partner and certain members of Brookfield. Under the terms of the Merger Agreement, common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit, other than common units held by unaffiliated unitholders who elected to receive the equity consideration described below. As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one of our newly designated unlisted Class A common unit per common unit.

In connection with the Merger, we issued a total of 5,217,093 Class A common units to unitholders electing to receive Class A common units as consideration in the Merger. Our issuance of the Class A Common Units was made in reliance upon the exception from registration requirements pursuant to Section 3(a)(9) of the Securities Act, as the Class A Common Units were offered only to existing common unitholders prior to the Merger in exchange for such Class A common units and were not offered pursuant to a general solicitation.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•REGISTRATION STATEMENT ON FORM F-3 (NO. 333-221745) FILED WITH THE SEC ON NOVEMBER 24, 2017, AS AMENDED ON DECEMBER 28, 2017, JANUARY 5, 2018 AND JANUARY 23, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: May 6, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary